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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received

MAR 01 2018

WASH D.C.

SEC FILE NUMBER
8-68598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artist Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec Street, Ste 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Jonathan Sands, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artist Capital LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DENISE SADOWSKI
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTIST CAPITAL LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Artist Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artist Capital, LLC (the "Company") as of December 31, 2017, and the related notes to the statement of financial condition. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Artist Capital, LLC's auditor since 2012.

Greenwood Village, Colorado
February 27, 2018

Member of msi Global Alliance
Independent Legal & Accounting Firms

ARTIST CAPITAL LLCARTIST CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	446,347
Commissions receivable		2,947,928
Prepaid expenses		15,118
Other assets		319,657
	$	**3,729,050**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	712,691
Deferred rent (Note 3)		90,173
Accrued liabilities		47,773
Other current liabilities		35,905
		886,542
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY (Note 2)		2,842,508
	$	**3,729,050**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Artist Capital LLC (the "Company") is a limited liability company formed in the state of Delaware on March 1, 2016. The Company converted from an S Corporation that was formed in the state of Texas on June 29, 2011 to a Limited Liability Company on March 1, 2016. The Company was approved to do business as a registered broker-dealer on May 23, 2013 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from marketing funds. These fees represent a portion of the management and performances fees charged by the managers of these entities. The Company records these fees when earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes *(concluded)*

Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Basis of Accounting and Valuation of Investments

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements and Disclosures ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Basis of Accounting and Valuation of Investments *(concluded)*

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying private investment companies. Company management considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $272,496 and $59,103, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Company has a sub-lease agreement with the affiliate. As of December 31, 2017, the Company has recorded deferred rent of $90,173 in anticipation of the lease being signed. The potential lease commitments for the remainder of the lease are as follows:

***NOTE 3 - COMMITMENTS** (continued)*

Year	Amount
2018	145,264
2019	148,169
2020	151,132
2021	159,578
2022	168,193
Thereafter	617,627
	$ 1,389,963

NOTE 4 - SUPPLEMENTAL DISCLOSURE OF INVESTMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of 31-Dec-17
Assets:				
Private investment companies:	$ -	$ -	$ -	$ -

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2017.

Investments in private investment companies are considered Level 3 assets. However, underlying investments in private investment companies have varying liquidity terms from monthly to quarterly and may or may not have lock-up periods.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

NOTE 4 - SUPPLEMENTAL DISCLOSURE OF INVESTMENTS (concluded)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2017, are as follows:

	Level 3 Beginning Balance December 31, 2016	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2017	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2017
Assets:							
Private investment companies	$ 1,222,546	$ -	$ -	$ (1,727,389)	$ 504,843	$ -	$ -

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Valuation techniques and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2017 are as follows:

Level 3 Fair Value Measurements	Fair Value at December 31, 2017	Valuation Technique	Unobservable Inputs
Assets:			
Private investment companies	$ -	Net book value	Liquidity restrictions

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates. Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2017, substantially all assets and liabilities of the Partnership were denominated in United States dollars.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (continued)

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2017, the Company held $196,347 in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash, commission receivable, prepaid expenses, other assets, accrued liabilities, deferred rent, other current liabilities, and commissions payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.